Exhibit 21.1
Significant Subsidiaries of Dynegy Inc.
As of December 31, 2008

STATE OR
COUNTRY OF
SUBSIDIARY		INCORPORATION
1.	Dynegy Holdings Inc.	Delaware
2.	Illinova Corporation	Illinois
3.	DMT Holdings, Inc.	Delaware
4.	Dynegy Falcon Holdings Inc.	Delaware
5.	Dynegy Midwest Generation, Inc.	Illinois
6.	Sithe Energies Inc.	Delaware
7.	Dynegy Power Marketing Inc.	Texas